

Tambour Original®

West African Palm Liquor

Investor Prospectus – September 2016

VooDoo Spirits, Inc.
Canandaigua, NY, USA

+1.585.314.7938

info@voodoo-spirits.com

www.tambour-original.com

www.facebook.com/TambourOriginal

La Distillerie Béninoise SARL
Cotonou, Benin

+229.67.55.93.24

info@ladistilleriebeninoise.com

Table of Contents



TWICE-DISTILLED
TAMBOUR
ORIGINAL
SODABI
SPIRITS DISTILLED FROM PALM WITH NATURAL FLAVORS
PRODUIT ET MIS EN BOUTEILLE PAR LA DISTILLERIE BENINOISE SARL COTONOU, BENIN, AFRIQUE DE L'OUEST
750mL
TWICE DISTILLED
TAMBOUR
ORIGINAL
SODABI
ARRANGÉ
MASTERFULLY CRAFTED IN SMALL BATCHES FROM WEST AFRICAN PALM
TAMBOUR
ORIGINAL
SODABI

TAMBOUR ORIGINAL® SODABI

MADE IN BENIN

About Tambour Original®



Our Mission: To produce the world's finest, globally recognized, sodabi while stimulating economic development in West Africa.

Tambour Original® Sodabi

- Sodabi [soh-duh-bee] is a strong palm-based spirit indigenous to the coastal regions of Benin and Togo

- Distilled from *Elaeis guineensis* palm using US/EU industry standard equipment

- Produced and infused with exotic local ingredients using the same techniques as premium liquors (e.g. rum, whiskey, and tequila)

- Unique African packaging for instant brand recognition & regional pride

- Available in West Africa and soon in the USA

- Retailing at:
  - ~18 USD locally (Benin & Togo)
  - ~35-40 USD overseas (USA)

Current Product Offering:
750ml glass bottle
375ml glass bottle
50ml glass bottle

****

Future Tambour Products:
Private Reserve
Silver
Coconut Cream



Silver Medal Winner at the 2015
San Francisco World Spirits Competition

Tambour Original® Origins

"The reality today is that Africa is a viable business destination with a large and mainly untapped market ."

– Obiageli Ezekwesili, Diageo Vice President, Africa Region

TAMBOUR ORIGINAL® SODABI

Benin Fact Sheet*

- Government: Republic
- Population: ~10,500,000
- Languages: French (official), Fon, Yoruba, and 6+ tribal languages
- Birthplace of Vodoun (Voodoo)
- Tropical Climate
- Largely agricultural economy: 36.3%
- GDP – real growth rate: 5.5% (2015)

*Sourced from the CIA World Factbook on 6 May 2016



Elaeis guineensis palm



Beninese Flag


Burkina Faso
Tamale
Togo
Ghana
Kumasi
Accra
Takoradi
Benin
Parakou
Nigeria
Abuja
Kano
Zaria
Kaduna
Ogbomosho
Ibadan
Lagos
Benin City
Onitsha
Warri
Port Harcourt
Calabar



Right: Benin in relation to Africa
Bottom Center: Tambour Original® sales locations in Benin and Togo

An Extraordinary Opportunity



In West Africa

- Palm liquor is an extremely popular beverage selected as the drink of choice at weddings, birthdays, and parties

- Few branded sodabi products exist
  - Produced as moonshine and sold in reused bottles in the informal market

- Imported alcohols dominate liquor sales at high prices → high market potential

- Rapidly emerging middle class* → growing sales potential

In the USA

- Liquor industry growing at 4% annually

- Growing preference for strange and exotic liquors**

- Extremely limited selection of African liquors with few premium labels (e.g. Amarula from South Africa)

- Opening US market to a new spirit category

- US Federal approval (COLA), importer, brand representative, and test shipment established

* Nirmal Heeralall and Raoudha Ben Abdelkrim, UHY, The World's Fastest-growing Middle Class, (July 12, 2012)
** Nielsenwire Research Blog, Millenials Redefine the Alcohol Beverage Landscape, (January 11, 2011)

African Sales

Benin Launch: October 2013
Togo Launch: August 2014



Sales in Africa

- Positive year-over-year growth

- Year-end holiday sales boost Q4 performance

- If capital needs for equipment are met by September 2016, 2017 sales could triple versus prior year!

- Growing sales and expanding distribution in Benin and Togo



*Euros were chosen as the local currency in Benin (XOF) is tied to the Euro. We did not want to introduce a foreign exchange bias to our numbers.

**Note: Spikes in sales in Q4 are normal in the alcohol industry due to an increase in gifts and parties at the end of the year.

***Note: First pallet shipped to the US in July 2016

Competitor Pricing in Benin



Retail Prices* of Liquor Brands found in Cotonou, Benin (Converted to USD)



Retail Price (USD)

Sales in Africa

- Competitively selling Tambour Original® at imported alcohol prices in Benin

- Local palm liquors are cheap, poor quality, and are not exported abroad

- Tambour Original® is a popular product with expats and affluent locals as it incites African identity and exemplifies a high quality African product

*Prices based on an on-going in-store survey conducted by La Distillerie Béninoise
**Johnny Walker Red and Black Label are very popular in Benin and both received Bronze Medals in the 2015 SF World Spirits Competition (Tambour Original® received a Silver Medal)

Factors of Success



Unique Packaging
- Designed in Africa by an African artist, incorporating true African motifs

Product Quality
- Best raw materials, consistent distilling methods, and highly skilled employees

Social Good
- Sustainable economic development through fair wages and giving back to the community

Environmental Friendliness
- Utilization of tapping techniques for sap extraction

Tambour Original® Availability

Available in 50+ locations in Benin*



Hotels	Stores	Bars
• Novotel Cotonou	• Erevan Hypermarché (Super U)	• Code Bar
• Benin Marina Hotel	• Supermarché du Pont	• Le Livingstone
• Hotel du Lac	• Supermarché BSS	• Impala Lounge Bar
• Guesthouse Cocotiers Cotonou	• Franc-Prix	





*Sales locations in Cotonou shown (middle). Additional locations mapped on our website: www-tambour-original.com

Tambour Original® prominently displayed in Erevan Hypermarché

Company Structure





VooDoo Spirits Inc.
Delaware, USA

La Distillerie Béninoise SARL
Cotonou, Benin

VooDoo Spirits Inc.

US Parent Company
- Delaware C-Corp
- Headquarters Canandaigua, NY
- Established in 2012
- US Federal Approval (COLA)
- Signed Importer
- Signed Brand Representative
- Test shipment in US*

La Distillerie Béninoise, SARL

African Subsidiary
- Registered as a SARL
- Established in 2013
- Fully owned by the US entity

*Test shipment sent to the US in July 2016; launch scheduled for Q4 2016, pending funding.

Meet the Founders



Jake Muhleman – President



- MIT engineer, International MBA, Former Design Engineer
- 4+ years work experience in Benin
- jake.muhleman@tambour-original.com

Kassandra Klaritsch – Marketing and Finance



- Financial Controller at Nielsen
- Former Head of Marketing for French winery
- kassandra.klaritsch@tambour-original.com

Eric Newton – Design



- 4 years work experience in Benin
- Former manager of Peace Corps Satellite Office in Benin
- eric.newton@tambour-original.com

Thank You!

Try our signature cocktail*: African Sunrise





*More cocktails are available on our website: www.tambour-original.com

African Sunrise Cocktail Recipe

<u>Ingredients:</u>
2 Oz. - TAMBOUR ORIGINAL®
2 Oz. - Fresh Pineapple Juice
1 Oz. - Club Soda
1/2 Cup - Cubed Ice
1 Splash - Grenadine

Combine TAMBOUR ORIGINAL® and pineapple juice in a shaker with ice. Pour in glass, top with club soda, and add a splash of grenadine. Garnish with a Maraschino cherry and a slice of pineapple. Enjoy!